SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

              June 20, 2008

        Re:
        AGA Medical Holdings, Inc.
        Registration Statement on Form S-1

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Ladies and Gentlemen:

        On behalf of AGA Medical Holdings, Inc. (the "Registrant"), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, a Registration Statement on Form S-1 relating to the Registrant's proposed offering of its common stock and related preferred stock purchase rights.

        The filing fee in the amount of $7,860.00 was deposited by the Registrant by wire transfer of same-day funds to the Securities and Exchange Commission's account on June 19, 2008.

        Should you have any questions regarding this filing, please do not hesitate to contact me (phone: 212-455-3352; fax: 212-455-2502) or John Tehan (phone: 212-455-2675; fax: 212-455-2502).

Very truly yours,
/s/ KENNETH B. WALLACH Kenneth B. Wallach

Enclosures

LONDON	HONG KONG	TOKYO	LOS ANGELES	PALO ALTO